UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date February, 13,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

February 13, 2026
Medellin, Colombia

GRUPO CIBEST S.A. ANNOUNCES CHANGES IN SENIOR MANAGEMENT

Grupo Cibest S.A. (“Grupo Cibest”) announces that its Board of Directors approved today an evolution in its organizational structure and adopted the following decisions in relation to Senior Management:

•The creation of the Vice Presidency of Payments, Cash Flows, and Insurance of Grupo Cibest. This Vice Presidency will report directly to the President and will be focused on the strategic direction and the articulation of the Group’s capabilities to evolve the businesses of payments, cash flows, and insurance.

This Vice Presidency will be led by Liliana Patricia Vásquez Uribe, who has approximately 30 years of experience within the Group. Liliana previously served as Vice President of Products of Bancolombia S.A. Previously, she has held other positions in different business areas of the Group.

Liliana holds a degree in Business Administration from Universidad EAFIT, with studies in Marketing Management with an emphasis on Products from Universidad de los Andes.

•The creation of the Vice Presidency of Business Development of Grupo Cibest. This Vice Presidency will report directly to the President and will be responsible for evolving and strengthening the articulation of the value proposition of the businesses at the Group level.

This Vice Presidency will be led by Julián Mora Gómez, who has more than 20 years of experience within the Group. Julián previously served as Corporate Vice President of Grupo Cibest. Before that, he held, among others, the position of Vice President of Corporate Compliance and President of Fiduciaria Bancolombia.

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Julián is an attorney and studied at Universidad Pontificia Bolivariana, with a specialization in Insurance from the same university, and holds a Master’s in Business Administration (MBA) from EADA Business School in Spain.

•The appointment of Alejandro Botero López as Corporate Vice President of Grupo Cibest.

Alejandro Botero has more than 20 years of experience within the Group and previously served as Vice President of Leasing, Rental and Use of Bancolombia S.A. Since joining the Group in 2002, he has held various positions including Commercial Vice President of Valores Bancolombia and President of Sufi.

Alejandro holds a degree in Business Administration from Universidad EAFIT, with a specialization in Economics from Universidad de los Andes and Master’s degrees in Management and Senior Management Program from Universidad de Barcelona and IE Business School, respectively.

•The elimination of the Vice Presidency of Innovation and Sustainability of Grupo Cibest. In line with the foregoing, the acceptance of the retirement of Cipriano López González as Vice President of Innovation and Sustainability of Grupo Cibest. The teams of the Vice Presidency of Innovation and Sustainability will be integrated into other Vice Presidencies.

•The approval of the change in the name of the Legal Vice Presidency and General Secretary of Grupo Cibest to Vice Presidency of Corporate Governance. Claudia Echavarría Uribe will continue in charge of this Vice Presidency and will maintain the role of General Secretary.

The decisions adopted by the Board of Directors shall be effective as of March 1, 2026.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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